06008751

SECUR[illegible] [illegible]MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Canaccord Capital Corporation (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200-609 Granville Street
(No. and Street)

Vancouver (City) British Columbia, Canada (State) V7Y 1H2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – if individual, state last, first, middle name)

700 West Georgia Street,
P.O. Box 10101 Pacific Centre (Address) Vancouver (City) Canada (State) V7Y 1C7 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sheila Yuen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Capital Corporation (USA), Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

Martin L. MacLachlan
Corporate Counsel
Canaccord Capital Corporation
2200 - 609 Granville Street
Vancouver, B.C. V7Y 1H2

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ASSURANCE AND ADVISORY
BUSINESS SERVICES

ASSURANCE SERVICES

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Canaccord Capital Corporation (USA), Inc.

March 31, 2006 and 2005

With
Report and Supplementary Report
of Independent Auditors

ERNST & YOUNG

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

We have audited the statements of financial condition of **Canaccord Capital Corporation (USA), Inc.** as of March 31, 2006 and 2005 and the statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Canaccord Capital Corporation (USA), Inc.** at March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Vancouver, Canada,
April 25, 2006.

Chartered Accountants

STATEMENTS OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at March 31

	2006 $	2005 $
ASSETS		
Current		
Cash	**5,265,855**	4,784,744
Accounts receivable	**401,916**	1,917
Deposit with clearing broker *[note 4]*	**58,130**	56,583
Income taxes recoverable	**—**	5,980
Prepaid expenses	**43,557**	39,239
Due from affiliated company *[note 5]*	**—**	56,828
Total current assets	**5,769,458**	4,945,291
Note receivable from parent *[note 5]*	**428,955**	412,819
Note receivable from affiliated company *[note 5]*	**4,700,000**	—
Total assets	**10,898,413**	5,358,110
LIABILITIES		
Accrued expenses	**137,247**	20,080
Commissions payable	**1,967,349**	651,495
Income taxes payable	**487,361**	—
Due to affiliated company *[note 5]*	**72,600**	—
Total liabilities	**2,664,557**	671,575
Contingencies and commitments *[note 6]*		
STOCKHOLDER'S EQUITY		
Capital stock:		
Authorized		
1,250 Class A common shares, without par value		
Issued and outstanding		
702 class A common shares	**175,500**	175,500
Additional paid-in capital	**617,846**	617,846
Retained earnings	**7,440,510**	3,893,189
Total stockholder's equity	**8,233,856**	4,686,535
	10,898,413	5,358,110

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENTS OF INCOME

[Expressed in U.S. dollars]

Year ended March 31

	2006 $	2005 $
REVENUES		
Commissions	**11,961,602**	6,091,968
Interest *[note 5]*	**152,699**	76,926
Other	**81,615**	41,467
	12,195,916	6,210,361
EXPENSES		
Commissions	**4,632,557**	2,003,557
Clearing *[note 5]*	**247,059**	193,576
Communications and printing	**28,999**	28,587
Promotion costs	**25,623**	15,276
Regulatory fees and expenses	**90,363**	50,124
Administrative fees *[note 5]*	**129,292**	102,319
Research fees *[note 5]*	**1,255,700**	576,523
Other expenses	**378,743**	116,591
	6,788,336	3,086,553
Income before income taxes	**5,407,580**	3,123,808
Provision for income taxes	**1,860,259**	1,061,460
Net income	**3,547,321**	2,062,348

See accompanying notes

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended March 31

	Class A Common shares #	Class A Common shares $	Additional paid-in capital $	Retained earnings $	Total $
Balance, March 31, 2004	702	175,500	617,846	1,830,841	2,624,187
Net income	—	—	—	2,062,348	2,062,348
Balance, March 31, 2005	702	175,500	617,846	3,893,189	4,686,535
Net income	—	—	—	3,547,321	3,547,321
Balance, March 31, 2006	702	175,500	617,846	7,440,510	8,233,856

See accompanying notes

Canaccord Capital Corporation (USA), Inc.

STATEMENTS OF CASH FLOWS
[Expressed in U.S. dollars]

Year ended March 31

	2006 $	2005 $
OPERATING ACTIVITIES		
Net income	**3,547,321**	2,062,348
Increase in accounts receivable	**(399,999)**	(1,917)
Increase in deposit with clearing broker	**(1,547)**	(451)
Decrease (increase) in income taxes recoverable	**5,980**	(5,980)
Increase in prepaid expenses	**(4,318)**	(15,311)
Decrease (increase) in due from affiliated company	**56,828**	(56,828)
Increase in accrued expenses	**117,167**	9,992
Increase (decrease) in commissions payable	**1,315,854**	(98,614)
Increase (decrease) in taxes payable	**487,361**	(1,059,644)
Increase (decrease) in due to affiliated company	**72,600**	(395,166)
Net cash provided by operating activities	**5,197,247**	438,429
INVESTING ACTIVITIES		
Increase in note receivable from parent	**(16,136)**	(8,483)
Increase in note receivable from affiliated company	**(4,700,000)**	—
Net cash used in investing activities	**(4,716,136)**	(8,483)
Net increase in cash during the year	**481,111**	429,946
Cash, beginning of year	**4,784,744**	4,354,798
Cash, end of year	**5,265,855**	4,784,744
Supplemental cash flow information		
Income taxes paid	**1,366,918**	2,127,084
Interest paid	**287**	217

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Capital Corporation (USA), Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the National Association of Securities Dealers ["NASD"]. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Southwest Securities Inc., Instinet LLC, and Canaccord Capital Corporation, an affiliated company. Accordingly, the Company does not handle nor hold any client monies and securities relating to client accounts.

The Company is a wholly-owned subsidiary of Canaccord Capital Inc., a Canadian company.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Accounting Standards No. 109 ["SFAS 109"], Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange, while revenue and expense items are translated at exchange rates prevailing on the date of occurrence. Gains or losses resulting from foreign currency transactions are included in other income.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, accounts receivable, deposit with clearing broker, income taxes recoverable, notes receivable, accrued expenses, commissions payable, income taxes payable and due from or to affiliated company. The fair value of these financial instruments approximates their carrying values. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising form these financial instruments.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Southwest Securities Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $58,130 [2005 - $56,583] at March 31, 2006.

5. RELATED PARTY TRANSACTIONS

The Company has a clearing arrangement with Canaccord Capital Corporation ["CCC"] (affiliated company), which is a member of the Investment Dealers Association of Canada.

The Company incurred $129,292 [2005 - $102,319] in administrative costs, $103,003 [2005 - $68,905] in clearing fees and $1,255,700 [2005 - $576,523] in research fees during the year ended March 31, 2006. The amounts owed to an affiliated company related to these arrangements are non-interest bearing, due on demand and are included in Due to Affiliated Company. All services are provided to the Company by CCC.

The Company executed a loan agreement with the parent on September 27, 2001. The balance as of March 31, 2006 is $428,955 [2005 - $412,819]. The loan earns interest at the U.S. prime rate per annum less 2.5%, calculated and compounded monthly. The loan is unsecured and is due on demand. Interest revenue of $16,136 [2005 - $8,483] on this loan is included in the Statement of Income.

The Company executed a loan agreement with Canaccord Adams (Delaware) Inc., an affiliated company, on February 13, 2006. The balance as of March 31, 2006 is $4,700,000 [2005 - $nil]. The loan earns interest at the rate of ten percent per annum, calculated and compounded monthly. The loan is unsecured and is due on demand. Interest revenue of $60,251 [2005 - $nil] on this loan is included in the Statement of Income.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of the Financial Accounting Standards Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2006, the total amount of customer balances maintained by its clearing broker subject to such indemnification was approximately $59,083 [2005 - $20,002]. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At March 31, 2006, the Company had net capital of $3,061,073 [2005 - $4,169,752], which was $2,883,418 [2005 - $4,124,981] in excess of the required net capital of $177,655 [2005 - $44,771].

Supplemental Information

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

Year ended March 31

	2006 $	2005 $
Total stockholder's equity	**8,233,856**	4,686,535
Deductions and/or charges		
Total non-allowable assets	**5,172,783**	516,783
Net capital	**3,061,073**	4,169,752
Minimum net capital	**177,655**	44,771
Excess net capital	**2,883,418**	4,124,981

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2006 unaudited FOCUS Part II A Report.

Total non-allowable assets		
Due from parent and affiliated companies	**5,129,226**	469,646
Other	**43,557**	47,137
	5,172,783	516,783

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firms:	Southwest Securities, Inc.
	Canaccord Capital Corporation
	Instinet LLC

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder of
Canaccord Capital Corporation (USA), Inc.

In planning and performing our audit of the financial statements of **Canaccord Capital Corporation (USA), Inc.** (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) of the SEC lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Stockholder, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
April 25, 2006.